FOURTH AMENDMENT TO

ADMINISTRATIVE SERVICES AGREEMENT

This Amendment to the Administrative Services Agreement (“Amendment”) is effective as of May 1, 2014 by and among BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC and Pacific Life Insurance Company (“the Insurer”).

WHEREAS, the parties hereto or their predecessors entered into an Administrative Services Agreement dated March 25, 2006, as amended (the “Agreement”); and

WHEREAS, the parties desire to amend the Agreement by deleting and replacing Section 1of the Agreement.

NOW, THEREFORE, in consideration for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Section 1 is hereby deleted and replaced with the following:

1.	Administration Expense Payments.

(a)

For the administrative services (which are identified on Schedule A to the Agreement) that the Insurer provides to the equity portfolios (except index portfolios) of the Fund, BAL or its designee shall pay to the Insurer an annual fee (calculated quarterly) equal to the product of (i) basis points (%) and (ii) the average daily assets attributable to shares of such equity portfolios of the Fund held by Separate Accounts of the Insurer.

(b)

For the administrative services (which are identified on Schedule A to the Agreement) that the Insurer provides to the fixed income portfolios (except index portfolios) of the Fund, BAL or its designee shall pay to the Insurer an annual fee (calculated quarterly) equal to the product of (i) basis points (%) and (ii) the average daily assets attributable to shares of such fixed income portfolios of the Fund held by Separate Accounts of the Insurer.

(c)

For the administrative services (which are identified on Schedule A to the Agreement) that the Insurer provides to the index portfolios of the Fund, BAL or its designee shall pay to the Insurer an annual fee (calculated quarterly) equal to the product of (i) basis points (%) and (ii) the average daily assets attributable to shares of such index portfolios of the Fund held by Separate Accounts of the Insurer.

BAL shall calculate the payment contemplated by this Section 1 at the end of each calendar quarter (“Quarterly Payment”). BAL will submit such payment to the Insurer within a reasonable time period following the end of the quarter for which such fees are payable.

Insurer will provide payment instructions (Wire/Check/ACH), account numbers, billing contact information, and other relevant information (as agreed to by the parties) (“Account Data”) and will notify BAL within five business days of any changes in the Account Data. Insurer will also notify BAL or its designee of any new accounts within five business days following the set up of any new accounts. If Insurer does not notify BAL of changes to Account Data or new accounts within the 5 business days, the fees on such accounts may be subject to nonpayment.

The parties acknowledge and agree that the assets and/or accounts covered under the terms of this Agreement, as amended, will not be subject to fees or any additional payment arrangements with BAL or its affiliates for services, sub-transfer agency, sub-accounting, networking services or for any similar services, other than as described herein. Insurer represents and warrants that they are not invoicing BAL or its affiliates for duplicative fees as described in the preceding sentence.

Insurer shall have sixty (60) days from the earlier of (a) receipt of the invoice prepared by BAL or (b) from date payment is made by BAL, to request in writing additions or adjustments. After each sixty (60) day reconciliation period any requested adjustments or payments will be at the discretion of BAL.

Insurer and BAL each hereby represent that the fees paid pursuant to this Agreement, as amended, are reasonable in relation to the services it provides and reasonably similar to fees it receives for equivalent services provided to other parties. From time to time, the parties shall review the Quarterly Payment to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of the Insurer. The parties agree to negotiate in good faith a reduction to the Quarterly Payment as necessary to eliminate any such excess.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.	The parties restate and affirm the representations and warranties contained in the Agreement.

4.	Capitalized terms not specifically defined herein shall have the same meaning ascribed to them under the Agreement.

5.	The parties hereby each represent and warrant to each other that they have full authority to enter into this Amendment upon the terms and conditions hereof and that the individuals executing this Amendment on its/their behalf have the requisite authority to bind the Insurer, BlackRock Variable Series Funds, Inc., and BlackRock Investments, LLC to this Amendment.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the effective date first written above.

BlackRock Variable Series Funds, Inc.	BlackRock Investments, LLC

By: /s/ Brendan Kyne	By: /s/ Lisa Hill

Name: Brendan Kyne	Name: Lisa Hill

Title: Vice President	Title: Managing Director

Date: 10-22-14	Date: 10-21-14

Pacific Life Insurance Company

By: /s/ Anthony J. Dufault

Name: Anthony J. Dufault

Title: Assistant Vice President

Date: 8-11-14

Attest: /s/ Brandon J. Cage

Name: Brandon J. Cage, Assistant Secretary

Date: 8-11-14